ITEM 77C: Matters submitted to a vote of security holders

At the annual meeting of stockholders of RMK Advantage Income
Fund, Inc. held on Friday, July 15, 2005, stockholders of the Fund elected W. Randall Pittman, Mary S. Stone and Allen B. Morgan, Jr. to continue to serve as Class II Directors of the Fund until the annual meeting of stockholders in 2008, or until their successors are elected and qualified.

The results of the tabulation of the votes cast at the annual meeting of stockholders are as follows:

NOMINEES:			FOR			WITHHELD
W. Randall Pittman		27,516,429		231,523
Mary S. Stone			27,521,907		226,045
Allen B. Morgan, Jr.		27,677,189		70,763